FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 23 January 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 23 January 2013
             Final Results

Exhibit 99

2012 FULL YEAR AND FOURTH QUARTER RESULTS

STRONG, BROAD-BASED GROWTH IN 2012

Full year highlights

·    Turnover increased by 10.5% to €51.3 billion with a positive impact from foreign exchange of 2.2% and acquisitions net of disposals of 1.1%.

·    Underlying sales growth 6.9% comprising volume growth of 3.4% and price growth of 3.3%.

·    Emerging markets underlying sales growth 11.4% now representing 55% of turnover.

·    Core operating margin up 30bps to 13.8%; gross margin up 10bps, advertising and promotions up €470 million at constant exchange rates.

·    Core earnings per share increased by 11% to €1.57; free cash flow of €4.3 billion.

Fourth quarter highlights

•    Underlying sales growth 7.8% with volume growth of 4.8% and price growth of 2.9%.

Paul Polman: Chief Executive Officer statement

"We continue to make good progress in transforming Unilever into a sustainable growth company. We have reported another quarter of good quality, profitable growth ahead of our markets. All categories and all geographies grew with a good overall balance between volume and price. Emerging markets again contributed double-digit growth helping us exceed €50 billion turnover, an important milestone in our journey to double the size of Unilever from €40 to €80 billion whilst reducing our environmental impact.

These results have been achieved in tough economic conditions, with volatile commodity costs and in an intensely competitive environment. They reflect the progress made in delivering bigger, better innovations and rolling them out faster, improving our execution in the market place and increased discipline driving savings in all areas of the business. We continued to invest behind our brands, again increasing advertising and promotions spend. I am pleased to report that Magnum and Sunsilk have joined the group of €1 billion brands in our portfolio, bringing the total to fourteen. This gives us confidence that Unilever is becoming fit to win. Importantly, we achieved these results whilst continuing to lay the foundations for the long term. The Unilever Sustainable Living Plan is becoming embedded across the business.

However there is no room for complacency: markets will remain challenging, with intense competition and volatile commodity costs. We remain focused on achieving another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

Key Financials (unaudited) Current Rates	Full Year 2012
Underlying Sales Growth (*)	6.9%
Turnover	€51.3bn	+10.5%
Operating Profit	€7.0bn	+9%
Net Profit	€4.9bn	+7%
Core earnings per share (*)	€1.57	+11%
Diluted earnings per share	€1.54	+5%
Quarterly dividend payable in March 2013	€0.243 per share

 (*) Underlying sales growth and core earnings per share are non-GAAP measures, see note 2 on page 10.                        23 January 2013

OPERATIONAL REVIEW: CATEGORIES
	Fourth Quarter 2012				Full Year 2012
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	12.6	7.8	4.8	2.9	51.3	6.9	3.4	3.3	30
Personal Care	4.7	11.5	7.2	4.0	18.1	10.0	6.5	3.3	(50)
Foods	3.8	1.3	(0.1)	1.4	14.4	1.8	(0.9)	2.7	-
Refreshment	1.9	9.8	6.7	2.9	9.7	6.3	2.4	3.9	170
Home Care	2.3	10.4	7.0	3.1	9.1	10.3	6.2	3.9	50

Our markets: Throughout 2012 our markets experienced markedly different dynamics as emerging markets grew in both volume and value terms whilst developed market value remained subdued, with volumes lower than prior year.

Unilever performance: In this context Unilever delivered another quarter of solid growth. All of our categories grew, driven by the combination of strong innovations, sharpened in-market execution and the rollout of our brands to new markets. Emerging markets underlying sales growth was 10.8% in the quarter, evenly split between volume and price, taking the full year underlying sales growth to 11.4%. The developed markets grew 4.0% in the quarter and were up 1.6% in the full year.

Higher commodity costs were offset by increased prices, our strong savings programmes and the benefits of mix. Full year gross margin improved 10bps to 40.0% at constant exchange rates. We continued to invest strongly behind our brands and we increased absolute advertising and promotions spend by €470 million. Lower overhead costs were due to a reduction of 20bps in business restructuring. Core operating margin was therefore up 30bps at 13.8%.

Personal Care
Hair finished the year with a strong quarter of double-digit growth. Tresemmé had an excellent quarter, reflecting strength in Brazil and the impact of the recent launches in Indonesia and India. Dove Hair benefited from the continuing success of Dove Damage Therapy. Clear also grew strongly, completing a good first year in the highly competitive US market. Sunsilk became a €1 billion brand driven by the growth of the core business coupled with the success of recent innovations such as the natural oils range.

Skin performance reflected the success of innovations across the portfolio. Dove Nutrium Moisture continues to drive growth in body wash and the Dove Purely Pampering range, successful in skin cleansing, is now being extended to hand & body. Dove Men+Care continued to build sales and was extended to male face care in the UK. Lifebuoy had another strong quarter reflecting good progress on the core products, the success of Lifebuoy Clini-Care 10 and the recent launch of colour-changing germ protection hand wash in Indonesia and India. The broad-based growth of the Lux brand in emerging markets reflected the successful relaunch with improved product quality, winning fine fragrances and strong advertising. The acquired Kalina brands continued to make good progress in Russia.

Deodorants growth reflected a good performance from Rexona with the notable success of Maximum Protection in Latin America and the extension of the MotionSense technology to North America. Dove deodorant was underpinned by a strong innovation programme and the rollout of Dove Men+Care. Competitive intensity in oral was high but Signal Expert Protection continued to do well and we launched White Now Gold in France and Italy.

Core operating margin was down 50bps, reflecting stable gross margin and the investment that we are making to build beauty capabilities and infrastructure.

Foods
Foods growth in the quarter was weak, in part due to difficult markets. In spreads we saw a decline in sales although volume shares improved in response to actions we took to ensure that our pricing was competitive. There is still more to do to drive category growth, for example our successful liquid margarines for use in cooking. During the quarter, Becel Gold was extended to the Nordics and Bertolli Gold was launched in the UK. Dressings continued to perform well despite a step-up in competitive intensity. We continued to benefit from our campaign to inspire new uses of mayonnaise and we are also seeing the impact of successful digital activities.

Despite sluggish growth in the core savoury business, new product innovations continued to perform well. Knorr jelly bouillon grew strongly driven by new variant launches such as Borsch and White Mushroom in Russia and Herbs and Spices in Austria and Switzerland. Knorr baking bags also grew rapidly and gained share in most markets despite intense competition. Our Food Solutions business, serving professional chefs, delivered solid results despite challenging developed markets, underpinned by double digit growth in key emerging markets.

Core operating margin was flat with lower gross margin, reflecting the impact of higher commodity costs, offset by lower advertising and promotions and overheads.

Refreshment
Ice cream saw double-digit growth in the quarter, primarily driven by volume. Magnum completed a successful year by passing the €1 billion milestone on the back of Magnum Infinity and the recent launches into new countries such as the Philippines. Cornetto and Max both grew strongly in 2012. Ben & Jerry's also performed well although we saw intense competition in take home ice cream, particularly in the US.

Beverages growth continued to improve in the quarter with Lipton progressing well, underpinned by the success of teapot bags in Turkey and the relaunch of the brand in Russia. India delivered a strong performance on Brooke Bond with double-digit growth in both the premium and value segments of the market.

The 170bps improvement in core operating margin was driven by higher gross margin, reflecting a strong savings programme, and improved overheads leverage.

Home Care
Fabrics cleaning grew ahead of our markets, reflecting the continuing success of Omo, relaunched to deliver faster stain removal, and the rapid growth of liquids across our brands and countries. Fabric conditioners also performed well driven largely by the new concentrated products and super-sensorial variants.

Household care growth continued to reflect strong performances by Sunlight hand dishwash and Domestos. Cif performance also improved driven for example by a strong innovation programme in Argentina and the success of the new Cif sprays and wipes with new Easy Lift technology in the UK.

Successful new business models underpinned the 50bps improvement in core operating margin.

OPERATIONAL REVIEW: GEOGRAPHIES
	Fourth Quarter 2012				Full Year 2012
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	12.6	7.8	4.8	2.9	51.3	6.9	3.4	3.3	30
Asia/AMET/RUB	5.0	9.9	5.9	3.8	20.4	10.6	5.7	4.6	110
The Americas	4.2	11.8	6.9	4.6	17.1	7.9	3.1	4.8	30
Europe	3.3	0.2	0.7	(0.6)	13.9	0.8	0.9	(0.1)	(90)

Asia/AMET/RUB
Balanced growth in the fourth quarter, with volumes ahead of our markets, reflected continuing strong performances in Indonesia, Thailand and Pakistan. Growth in India was broad-based, across categories and channels. Russia implemented the regional SAP platform during the quarter and we saw good progress from the recently acquired Kalina business.

Core operating margin was up 110bps, benefiting from improved gross margin and lower overheads. The overheads result comprised an underlying improvement combined with the profit on disposal of properties in India.

The Americas
North America grew mid single-digit in the quarter, adjusting for the impact of the sales brought forward in the prior year prior to a systems upgrade. The growth was mainly volume driven. Magnum continued to do well in ice cream and the launch of Clear helped drive a strong performance in hair. In January 2013 we announced the disposal of the Skippy peanut butter business.

Latin America grew by 11.6% in the quarter, the sixth successive quarter of double-digit growth, driven by Argentina and Brazil, the latter benefiting from a strong ice cream performance and the success of Tresemmé in hair.

Core operating margin, up 30bps, was driven by improved gross margin and overheads offset by higher advertising and promotions expenditure.

Europe
European performance was sluggish reflecting the fragile state of consumer confidence and intensely competitive markets. However, despite this difficult environment, we delivered positive growth for the year with the UK and France continuing to perform well. We have responded to the needs of hard-pressed consumers by providing good quality products at low price points.

Core operating margin was down 90bps against a strong prior year comparator. Gross margin was negative reflecting the impact of higher commodity costs.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax

The cost of financing net borrowings in 2012 was €390 million versus €448 million in 2011. Whilst the average level of net debt increased, interest rate movements were favourable: the average interest rate on borrowings was 3.5% and the average return on cash deposits was 2.9%. The pensions finance cost was a charge of €7 million compared with income of €71 million in the prior year.

The effective tax rate was 26.4% versus 26.5% in 2011.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €91 million compared to €189 million in 2011. The income from joint ventures and associates was broadly similar to the prior year.

Income from non-current investments fell as a result of two significant but unrelated items. The current year includes the negative impact of the impairment of warrants associated with the US laundry business which was sold previously. Separately, in the prior year we benefitted from a positive fair value adjustment for warrants associated with the previous disposal of our interest in JohnsonDiversey.

Earnings per share

Core earnings per share for the full year was up 11% at €1.57, driven by the improvement in core operating profit, lower financing costs, lower tax rates and currency which were partially offset by higher profits attributable to non-controlling interests and lower income from non-current investments. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Fully diluted earnings per share for the full year was up 5% at €1.54. This increase is less than that for core earnings per share due to a lower profit from business disposals and lower one-off items, principally the pension credit in the prior year.

Restructuring and disposals

Business restructuring spend at 110bps of turnover for the year was 20bps lower than the same period in 2011. This reflects increased discipline in managing restructuring expenditure. We have continued to invest where necessary to make the business fit to compete in the current environment. This excludes the restructuring associated with acquisitions and disposals.

Acquisition and disposal related costs amounted to €190 million, lower than the €234 million in 2011 and mainly relating to the integration of Alberto Culver. Profit on business disposals contributed €117 million, mainly relating to the disposal of the US frozen foods business, lower than the €221 million in 2011.

Free cash flow and net debt

Free cash flow was €4.3 billion, up from €3.1 billion in 2011. This is mainly due to higher operating profit and improved trade working capital performance. Consistent management attention has enabled us to deliver a third year in which average trade working capital as a percentage of sales has been negative.

Closing net debt at €7.4 billion was down from €8.8 billion as at 31 December 2011. Closing cash and cash equivalents was €2.5 billion, down from €3.5 billion as at 31 December 2011.

Pensions

The net pensions deficit was €3.7 billion at the end of 2012 versus €3.2 billion at the end of 2011. This is due to an increase in liabilities resulting from the decrease in discount rates, offset to some extent by good investment performance increasing pension assets. Cash expenditure on pensions was €721 million, in line with expectations, versus the €553 million in the prior year.

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

CAUTIONARY STATEMENT

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and  managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team                        Investors: Investor Relations Team
UK +44 20 7822 6719                trevor.gorin@unilever.com            +44 20 7822 6830     investor.relations@unilever.com

NL +31 10 217 4844                   flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2012	2011	Increase/ (Decrease)
			Current rates	Constant rates

Turnover	51,324	46,467	10.5%	8.0%

Operating profit	6,989	6,433	9%	7%

After (charging)/crediting non-core items	(73)	144
Net finance costs	(397)	(377)
Finance income	136	92
Finance costs	(526)	(540)
Pensions and similar obligations	(7)	71

Share of net profit/(loss) of joint ventures and associates	105	113
Other income/(loss) from non-current investments	(14)	76

Profit before taxation	6,683	6,245	7%	6%

Taxation	(1,735)	(1,622)

Net profit	4,948	4,623	7%	6%
Attributable to:
Non-controlling interests	468	371
Shareholders' equity	4,480	4,252	5%	4%

Combined earnings per share
Basic earnings per share (euros)	1.58	1.51	5%	3%
Diluted earnings per share (euros)	1.54	1.46	5%	4%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2012	2011
Net profit	4,948	4,623

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	(125)	(168)
Actuarial gains/(losses) on pension schemes net of tax	(644)	(1,243)
Currency retranslation gains/(losses) net of tax	(316)	(703)
Total comprehensive income	3,863	2,509

Attributable to:
Non-controlling interests	444	314
Shareholders' equity	3,419	2,195

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Full Year
	2012	2011
Equity at 1 January	14,921	15,078
Total comprehensive income for the year	3,863	2,509
Dividends on ordinary capital	(2,696)	(2,487)
Movement in treasury stock	52	48
Share-based payment credit	153	105
Dividends paid to non-controlling interests	(464)	(288)
Currency retranslation gains/(losses) net of tax	(2)	(1)
Other movements in equity	(111)	(43)
Equity at the end of the period	15,716	14,921

BALANCE SHEET
(unaudited)

€ million	As at 31 December
	2012	2011

Non-current assets
Goodwill	14,619	14,896
Intangible assets	7,099	7,017
Property, plant and equipment	9,445	8,774
Pension asset for funded schemes in surplus	672	1,003
Deferred tax assets	1,113	421
Financial assets	535	478
Other non-current assets	536	632
	34,019	33,221

Current assets
Inventories	4,436	4,601
Trade and other current receivables	4,436	4,513
Current tax assets	217	219
Cash and cash equivalents	2,465	3,484
Other financial assets	401	1,453
Non-current assets held for sale	192	21
	12,147	14,291

Total assets	46,166	47,512

Current liabilities
Other financial liabilities	2,656	5,840
Trade payables and other current liabilities	11,668	10,971
Current tax liabilities	1,129	725
Provisions	361	393
Liabilities associated with assets held for sale	1	-
	15,815	17,929

Non-current liabilities
Financial liabilities due after one year	7,565	7,878
Non-current tax liabilities	100	258
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,291	2,295
Unfunded schemes	2,040	1,911
Provisions	846	908
Deferred tax liabilities	1,393	1,125
Other non-current liabilities	400	287
	14,635	14,662

Total liabilities	30,450	32,591

Equity
Shareholders' equity	15,159	14,293
Non-controlling interests	557	628
Total equity	15,716	14,921

Total liabilities and equity	46,166	47,512

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2012	2011

Net profit	4,948	4,623
Taxation	1,735	1,622
Share of net profit of joint ventures/associates and other income
from non-current investments	(91)	(189)
Net finance costs	397	377
Operating profit	6,989	6,433

Depreciation, amortisation and impairment	1,199	1,029
Changes in working capital	822	(177)
Pensions and similar provisions less payments	(381)	(553)
Provisions less payments	(43)	9
Elimination of (profits)/losses on disposals	(236)	(215)
Non-cash charge for share-based compensation	153	105
Other adjustments	13	8
Cash flow from operating activities	8,516	6,639

Income tax paid	(1,680)	(1,187)

Net cash flow from operating activities	6,836	5,452

Interest received	146	93
Net capital expenditure	(2,143)	(1,974)
Acquisitions and disposals	113	(1,720)
Other investing activities	1,129	(866)

Net cash flow from/(used in) investing activities	(755)	(4,467)

Dividends paid on ordinary share capital	(2,699)	(2,485)
Interest and preference dividends paid	(506)	(496)
Change in financial liabilities	(3,009)	3,757
Other movements on treasury stock	48	30
Other financing activities	(456)	(395)

Net cash flow from/(used in) financing activities	(6,622)	411

Net increase/(decrease) in cash and cash equivalents	(541)	1,396

Cash and cash equivalents at the beginning of the period	2,978	1,966

Effect of foreign exchange rate changes	(220)	(384)

Cash and cash equivalents at the end of the period	2,217	2,978

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except for the revised policy on operating segments and the replacement of underlying operating profit with core operating profit as a non-GAAP measure (see below), the accounting policies and methods of computation are consistent with the year ended 31 December 2011. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

The Group has revised its operating segments to align with the new structure under which the business is managed. Beginning 2012, operating segment information is provided based on four product areas: Personal Care, Foods, Refreshment and Home Care. Additional information is provided by geographies.

From 2012 the Group refers to core operating profit and core operating margin as non-GAAP measures. This means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, on the grounds that the incidence of these items is uneven between reporting periods. The Group also refers to core earnings per share (core EPS). In calculating core EPS, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of non-core items.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 6, the statements of comprehensive income and changes in equity on page 7, the cash flow statement on page 9, and the free cash flow note on page 15 are translated at exchange rates current in each period. The balance sheet on page 8 and the net debt note on page 15 are translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2011 have been delivered to the Registrar of Companies. The auditors' reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate' 'underlying' and 'core' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth (abbreviated to 'USG' or 'growth'), which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. Underlying sales growth represents turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals.

Other non-GAAP measures are core operating profit, core operating margin and core EPS, as explained in note 1. Core EPS is further discussed on page 4 and in note 9. We also discuss free cash flow, which we reconcile in note 7 to the amounts in the cash flow statement, and net debt, which we reconcile in note 8 to the amounts reported in our balance sheet and cash flow statement.

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit.

€ million	Full Year
	2012	2011
Acquisition and disposal related costs	(190)	(234)
Gain/(loss) on disposal of group companies	117	221
Impairments and other one-off items	-	157

Non-core items before tax	(73)	144
Tax impact of non-core items	(14)	(6)
Non-core items after tax	(87)	138

Attributable to:
Non-controlling interests	-	-
Shareholders' equity	(87)	138

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	Full Year
	2012	2011
Net profit attributable to shareholders' equity	4,480	4,252
Post tax impact of non-core items	87	(138)

Core profit attributable to shareholder's equity	4,567	4,114

4 SEGMENT INFORMATION - CATEGORIES

Fourth Quarter	Personal Care	Foods	Refreshment	Home Care	Total

Turnover (€ million)
2011	4,124	3,672	1,663	2,105	11,564
2012	4,651	3,754	1,859	2,298	12,562
Change (%)	12.8	2.2	11.8	9.2	8.6
Impact of:
Exchange rates (%)	(0.2)	2.7	1.0	(0.1)	0.9
Acquisitions (%)	1.7	-	0.2	-	0.7
Disposals (%)	(0.4)	(1.7)	0.7	(1.0)	(0.8)

Underlying sales growth (%)	11.5	1.3	9.8	10.4	7.8
Price (%)	4.0	1.4	2.9	3.1	2.9
Volume (%)	7.2	(0.1)	6.7	7.0	4.8

Full Year	Personal Care	Foods	Refreshment	Home Care	Total

Turnover (€ million)
2011	15,471	13,986	8,804	8,206	46,467
2012	18,097	14,444	9,726	9,057	51,324
Change (%)	17.0	3.3	10.5	10.4	10.5
Impact of:
Exchange rates (%)	2.3	3.0	2.4	0.6	2.2
Acquisitions (%)	4.4	-	0.8	0.6	1.8
Disposals (%)	(0.5)	(1.5)	0.7	(1.1)	(0.7)

Underlying sales growth (%)	10.0	1.8	6.3	10.3	6.9
Price (%)	3.3	2.7	3.9	3.9	3.3
Volume (%)	6.5	(0.9)	2.4	6.2	3.4

Operating profit (€ million)
2011	2,536	2,693	723	481	6,433
2012	2,928	2,605	911	545	6,989

Core operating profit (€ million)
2011	2,723	2,449	676	441	6,289
2012	3,088	2,532	911	531	7,062

Operating margin (%)
2011	16.4	19.3	8.2	5.9	13.8
2012	16.2	18.0	9.4	6.0	13.6
Core operating margin (%)
2011	17.6	17.5	7.7	5.4	13.5
2012	17.1	17.5	9.4	5.9	13.8

5 SEGMENT INFORMATION - GEOGRAPHIES

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2011	4,460	3,867	3,237	11,564
2012	5,021	4,246	3,295	12,562
Change (%)	12.6	9.8	1.8	8.6
Impact of:
Exchange rates (%)	0.8	0.1	2.1	0.9
Acquisitions (%)	1.7	-	-	0.7
Disposals (%)	(0.1)	(1.9)	(0.4)	(0.8)

Underlying sales growth (%)	9.9	11.8	0.2	7.8
Price (%)	3.8	4.6	(0.6)	2.9
Volume (%)	5.9	6.9	0.7	4.8

Full Year	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2011	17,723	15,251	13,493	46,467
2012	20,357	17,088	13,879	51,324
Change (%)	14.9	12.0	2.9	10.5
Impact of:
Exchange rates (%)	2.2	3.0	1.3	2.2
Acquisitions (%)	1.8	2.1	1.3	1.8
Disposals (%)	(0.2)	(1.3)	(0.6)	(0.7)

Underlying sales growth (%)	10.6	7.9	0.8	6.9
Price (%)	4.6	4.8	(0.1)	3.3
Volume (%)	5.7	3.1	0.9	3.4
Operating profit (€ million)
2011	2,109	2,250	2,074	6,433
2012	2,637	2,433	1,919	6,989

Core operating profit (€ million)
2011	2,128	2,123	2,038	6,289
2012	2,667	2,420	1,975	7,062

Operating margin (%)
2011	11.9	14.8	15.4	13.8
2012	13.0	14.2	13.8	13.6

Core operating margin (%)
2011	12.0	13.9	15.1	13.5
2012	13.1	14.2	14.2	13.8

Additional geographical information

	Fourth Quarter 2012				Fourth Quarter 2011
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	12,562	7.8	4.8	2.9	11,564	6.6	0.1	6.5
Developed markets	5,484	4.0	4.1	(0.1)	5,210	(0.3)	(3.7)	3.6
Emerging markets	7,078	10.8	5.3	5.2	6,354	12.3	3.3	8.8

	Full Year 2012				Full Year 2011
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	51,324	6.9	3.4	3.3	46,467	6.5	1.6	4.8
Developed markets	22,993	1.6	0.8	0.8	21,470	0.8	(1.6)	2.4
Emerging markets	28,331	11.4	5.7	5.4	24,997	11.5	4.4	6.8

	Fourth Quarter 2012				Fourth Quarter 2011
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	4,246	11.8	6.9	4.6	3,868	5.3	(1.2)	6.6
North America	2,092	12.0 11.6	10.9	1.0	1,863	(0.9)	(5.4)	4.7
Latin America	2,154		3.5	7.8	2,005	11.3	2.7	8.3

	Full Year 2012				Full Year 2011
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	17,088	7.9	3.1	4.8	15,251	6.3	0.4	5.9
North America	8,799	3.8	1.1	2.8	7,741	2.1	(1.8)	4.0
Latin America	8,289	12.1	5.1	6.7	7,510	10.8	2.7	7.9

6 TAXATION

The effective tax rate for the year was 26.4% compared with 26.5% for 2011. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2012			Full Year 2011
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(130)	5	(125)	(194)	26	(168)
Actuarial gains/(losses) on pension schemes	(815)	171	(644)	(1,691)	448	(1,243)
Currency retranslation gains/(losses)	(307)	(9)	(316)	(713)	10	(703)
Other comprehensive income	(1,252)	167	(1,085)	(2,598)	484	(2,114)

7 FREE CASH FLOW

€ million	Full Year
	2012	2011

Cash flow from operating activities	8,516	6,639
Income tax paid	(1,680)	(1,187)
Net capital expenditure	(2,143)	(1,974)
Net interest and preference dividends paid	(360)	(403)
Free cash flow	4,333	3,075

8 NET DEBT

€ million	Full Year
	2012	2011

Total financial liabilities	(10,221)	(13,718)
Current financial liabilities	(2,656)	(5,840)
Non-current financial liabilities	(7,565)	(7,878)
Cash and cash equivalents as per balance sheet	2,465	3,484
Cash and cash equivalents as per cash flow statement	2,217	2,978
Add bank overdrafts deducted therein	248	506
Other financial assets	401	1,453
Net debt	(7,355)	(8,781)

9 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2012	2011

Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million)	4,480	4,252

Average number of combined share units (millions of units)	2,828.8	2,815.9

Combined EPS - basic (€)	1.58	1.51

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	4,480	4,252

Adjusted average number of combined share units (millions of units)	2,915.9	2,908.1

Combined EPS - diluted (€)	1.54	1.46

Core EPS
Core profit attributable to shareholder's equity (see note 3) (€ million)	4,567	4,114

Adjusted average number of combined share units (millions of units)	2,915.9	2,908.1

Core EPS - diluted (€)	1.57	1.41

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2011 (net of treasury stock)	2,820.4
Net movements in shares under incentive schemes	11.4
Number of shares at 31 December 2012	2,831.8

10 ACQUISITIONS AND DISPOSALS

On 30 July 2012 the Group announced that it has signed a definitive agreement to sell its North America frozen meals business to ConAgra Foods, Inc. for a total cash consideration of US$265 million.

11 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2012 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2430
Per Unilever PLC ordinary share:	£ 0.2039
Per Unilever N.V. New York share:	US$ 0.3237
Per Unilever PLC American Depositary Receipt:	US$ 0.3237

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 21 January 2013.

The quarterly dividend calendar for the remainder of 2013 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q4 2012	23 January 2013	6 February 2013	8 February 2013	13 March 2013
Quarterly dividend - for Q1 2013	25 April 2013	8 May 2013	10 May 2013	12 June 2013
Quarterly dividend - for Q2 2013	25 July 2013	7 August 2013	9 August 2013	11 September 2013
Quarterly dividend - for Q3 2013	24 October 2013	6 November 2013	8 November 2013	11 December 2013

US dollar cheques for the quarterly interim dividend will be mailed on 12 March 2013 to holders of record at the close of business on 8 February 2013. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

12 EVENTS AFTER THE BALANCE SHEET DATE

On 3 January 2013 the Group announced that it has signed a definitive agreement to sell its global Skippy business to Hormel Foods for a total cash consideration of approximately US$700 million.